Exhibit 99.1

Castor Maritime Inc. Announces the Expiration and Results of the Exchange Offer.

June 15th, 2018

Castor Maritime Inc. (the "Company" or "Castor") announced today the expiration and results of its offer to exchange all of its unregistered common shares (the "Original Shares") other than the common shares owned by affiliates of the Company, for common shares (the "Exchange Shares") that have been registered under the Securities Act of 1933, as amended (the "Securities Act").

As of 4:59 p.m. New York City time on Thursday, May 31, 2018, at which time the Exchange Offer expired, there have been 1,275,906 Original Shares validly tendered, and not withdrawn, which represents all of the Original Shares eligible to participate in the Exchange Offer.

The Original Shares will be exchanged for common shares (the "Exchange Shares") that have been registered under the Securities Act of 1933 (the "Securities Act") and may be freely traded by nonaffiliates of the Company.

The complete terms and conditions of the exchange offer are set forth in a prospectus dated May 3, 2018, and the related letter of transmittal (the "Exchange Offer"). This press release shall not constitute an offer to sell or exchange any securities or a solicitation of an offer to buy or exchange any securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charter hire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contact Details:

Castor Maritime Inc.
+357 25 040 157
info@castormaritime.com